

08054043

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2007

OR

___   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Michael Owens Way
Perrysburg, Ohio 43551-2999

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.   Financial statements

   *   Report of Independent Registered Public Accounting Firm
   *   Statements of Net Assets Available for Benefits as of December 31, 2007 and December 31, 2006
   *   Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2007 and December 31, 2006
   *   Notes to Financial Statements

   Schedule
         Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2.   Exhibits:

   Exhibit 23   Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIXTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

Dated: June 27, 2008

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: _____
Roberta J. Bixhorn
Chairman

2

Audited Financial Statements
and Schedule

Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

Years ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Audited Financial Statements
and Schedule

Years ended December 31, 2007 and 2006

Contents

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefit Committee
Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits, with fund information, for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 26, 2008

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

| | December 31, | |
	2007	2006
Assets:		
Participant-directed funds, at fair value	$ 295,320,571	$ 300,906,950
Participant loans	4,800,879	6,247,976
Owens-Illinois Company Stock Fund	93,979,753	74,107,730
Net assets available for benefits, at fair value	394,101,203	381,262,656
Adjustment from fair value to contract value for fully benefit responsive investment contracts	247,989	886,457
Net assets available for benefits	$ 394,349,192	$ 382,149,113

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2007

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income	$ 36,113,824	$ 93,052,584	$ 129,166,408
Contributions:			
Participant	14,741,510	1,447,212	16,188,722
Employer	-	3,860,789	3,860,789
Participant withdrawals	(50,616,558)	(7,063,613)	(57,680,171)
Other/forfeitures	(5,476)	-	(5,476)
Loans (defaulted) reinstated	(557,205)	557,205	-
New loan transfers	1,496,621	(1,496,621)	-
New loan fees	(20,462)	(5,786)	(26,248)
Other transfers (note 6)	(73,767,106)	(5,744,953)	(79,512,059)
Interfund transfers	64,758,990	(64,758,990)	-
Plan to plan transfers	183,918	24,196	208,114
(Decrease) increase in net assets available for benefits	(7,671,944)	19,872,023	12,200,079
Net assets available for benefits at beginning of year	308,041,383	74,107,730	382,149,113
Net assets available for benefits at end of year	$ 300,369,439	$ 93,979,753	$ 394,349,192

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2006

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ 33,569,102	$ (11,737,812)	$ 21,831,290
Contributions:			
Participant	10,558,383	1,940,490	12,498,873
Employer	-	4,213,615	4,213,615
Participant withdrawals	(41,282,317)	(4,436,831)	(45,719,148)
Conversions	(3,642)	-	(3,642)
Loans (defaulted) reinstated	(611,271)	611,271	-
New loan transfers	575,192	(575,192)	-
New loan fees	(9,409)	(3,141)	(12,550)
Interfund transfers	6,053,370	(6,053,370)	-
Plan to plan transfers	636,952	432,792	1,069,744
Increase (decrease) in net assets available for benefits	9,486,360	(15,608,178)	(6,121,818)
Net assets available for benefits at beginning of year	298,555,023	89,715,908	388,270,931
Net assets available for benefits at end of year	$ 308,041,383	$ 74,107,730	$382,149,113

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the ''Plan'') was adopted by Owens-Illinois, Inc. (the ''Company'') for the benefit of the U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period. The following investment options were available to Plan participants at the end of 2007:

       Owens-Illinois Company Stock Fund
       Harbor Capital Appreciation Fund
       Harbor Mid Cap Growth Fund
       Harbor Small Cap Growth Fund
       Harbor Large Cap Value Fund
       Harbor Mid Cap Value Fund
       Harbor Small Cap Value Fund
       Harbor International Fund
       Harbor International Growth Fund
       Harbor Bond Fund
       Harbor High Yield Bond Fund
       Harbor Short Duration Fund
       Harbor Money Market Fund
       New York Life Stable Value Option
       Harbor Investment Mix No. 1
       Harbor Investment Mix No. 2
       Harbor Investment Mix No. 3
       Harbor Investment Mix No. 4
       Harbor Investment Mix No. 5
       Harbor Investment Mix No. 6
       S&P 500 Index Fund

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds consist of twelve diversified mutual funds managed by Harbor Capital, a no-load, open-end management investment company, and the funds are registered under the Investment Company Act of 1940. The Harbor Trust Stable Value Fund was a private trust fund for the benefit of 401(k) participants of the Company and for another company. The Harbor Trust Stable Value Fund was liquidated in 2007 and participant balances were invested in the New York Life Stable Value Option. Each of the

5

Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (''ERISA'').

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the ''Trust'') administered by New York Life Trust Company (the ''Trustee'') and by New York Life Retirement Plan Services as the recordkeeper (the ''Recordkeeper''), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments of the Trust:

| | December 31, | |
	2007	2006
Investments, at fair value:		
Mutual fund investments	$413,888,000	$412,185,000
Harbor Trust Stable Value Fund	-	72,467,000
New York Life Stable Value Option	65,242,000	-
Owens-Illinois Company Stock Fund	184,869,000	132,254,000
Total investments	$663,999,000	$616,906,000
Plan's interest in net assets of the Trust	$389,300,324	$375,014,680

The investment earnings of the Trust are as follows:

| | Year Ended December 31, | |
	2007	2006
Interest and dividends	$ 22,048,000	$ 17,378,000
Mutual fund appreciation	34,271,000	36,204,000
Owens-Illinois Company Stock Fund appreciation (depreciation)	169,584,000	(19,800,000)
Total earnings	$225,903,000	$ 33,782,000
Plan's interest in earnings of the Trust	$128,705,198	$ 21,430,090

7

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six Harbor Investment Mixes are stated at fair value. Company Stock included in the Company Stock Fund is valued at its quoted market price. For the investments in the New York Life Stable Value Option and the Harbor Trust Stable Value Fund, the Trustee establishes a daily market value based on daily cash flows and earnings. This daily value is used for the calculation of the daily unit net asset value, after considering cash flows and management fees, as applicable. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in the Financial Accounting Standards Board Staff Position ("FSP") Nos. AAG INV-1 and the AICPA SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value, even though contract value is the relevant measurement for the portion of net assets attributable to fully benefit-responsive investment contracts. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the guaranteed investment contracts are valued at quoted redemption values on the last business day of the Plan's year-end.

Income Tax Status

The Plan was effective July 1, 1969. The Plan was restated on December 7, 2001, effective January 1, 2002. The Internal Revenue Service issued a determination letter dated July 29, 2003, advising that the restated Plan, as amended through the second amendment, met the qualification requirements of section 401(a) of the Internal Revenue Code, as amended (the ''Code''). Once qualified, the Plan is required to operate in conformity with the Code and ERISA, as amended, to maintain its qualified status. No issues are known to exist with respect to subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

All Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and

accompanying notes and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (''FASB'') issued Statement of Financial Accounting Standard No. 157 ''Fair Value Measurements'' (''FAS No. 157''). FAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The statement does not require any new fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. Adoption of FAS No. 157 is not presently expected to have a material impact on the Plan's financial position.

3. Guaranteed Investment Contracts

Beginning in April 2007, the Plan has investments in the New York Life Stable Value Option which has investments in traditional guaranteed investment contracts (''GIC''). The account is credited with the earnings on the underlying investments and is reported at contract value in accordance with the American Institute of Certified Public Accountants (''AICPA'') Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. Contract value represents contributions made under the contract, plus net trade activity, plus earnings, less participant withdrawals and less fee accruals. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed and may be reset on a quarterly or monthly basis.

Prior to April 2007, the Plan had investments in the Harbor Trust Stable Value Fund which had investments in synthetic GICs. Synthetic GICs are wrap contracts paired with underlying investments owned by the Plan of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. The Plan's synthetic GIC provided for a variable crediting rate that reset at least quarterly, and the issuer of the wrap contract provided assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

Certain events limit the ability of the Plan to transact at contract value with the financial institution issuer. Such events include partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings of all or part of the plan sponsor's operations, bankruptcy, or receivership, exceeding 10 percent of the participating plan's portion of amounts held as of the date of withdrawal. The Company does not believe that the occurrence of any such events that would limit the Plan's ability to transact at contract value with participants is probable.

As described in note 2, because the GIC and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. As of December 31, 2007, and 2006, these contracts had a fair value of $65,241,861 and $72,467,468, respectively. The crediting interest rate on these investments was 5.24% and 4.51% at December 31, 2007 and 2006, respectively. The average yield on these investments was 4.80% and 4.51% for the years ended December 31, 2007 and 2006, respectively.

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in monthly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant's account when the loan is processed.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31, | |
	2007	2006
Net assets available for benefits per the financial statements	$394,349,192	$382,149,113
Deduct: Deemed distribution	(123,067)	-
Deduct: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(247,989)	(886,457)
Net assets available for benefits per the Form 5500	$393,978,136	$381,262,656

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	December 31,	
	2007	2006
Net investment income per the financial statements	$129,166,408	$ 21,831,290
Add (deduct): Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	638,468	(886,457)
Total investment income per the Form 5500	$129,804,876	$ 20,944,833

6. Net Asset Transfers

Effective December 31, 2007, the assets related to certain participants, which were employed by the Company's former plastics packaging business, were transferred out of the Plan and into a plan maintained by Rexam PLC, the purchaser of the Company's former plastics packaging business. In connection with this transfer, assets in the amount of $79,512,059 were transferred out of the Plan.

7. Change in Trustee and Recordkeeper

Prior to April 16, 2007, the Plan's investments were administered by State Street Bank and Trust and by Citistreet as the recordkeeper. Effective April 16, 2007, the Plan's investments are administered by New York Life Trust Company and by New York Life Retirement Plan Services as the recordkeeper.

Employer Identification No. 22-2781933
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2007

Description	Shares or Principal Amount	Cost	Fair Value
*Participant loans -Interest rates ranging from 5.00% to 9.50%, various maturity dates		$4,800,879	$4,800,879

*Party-in-interest

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to various savings plans of Owens-Illinois, Inc. of our report dated June 26, 2008, with respect to the financial statements and schedule of the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2007.



Toledo, Ohio
June 26, 2008

END